June 23, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Benjamin Holt and Jeffrey Gabor

Re:	Regional Health Properties, Inc. Registration Statement on Form S-4 File No. 333-286975

Acceleration Request
Requested Date:   Wednesday, June 25, 2025
Requested Time:  4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regional Health Properties, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-286975) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Locke LLP, by calling Paul Davis Fancher at (404) 885-3310.

Sincerely,
Regional Health Properties, Inc.

/s/ Brent S. Morrison
Brent S. Morrison
Chief Executive Officer and President

cc:	Paul Davis Fancher, Troutman Pepper Locke LLP